Issuer Free Writing Prospectus dated January 23, 2026

Filed Pursuant to Rule 433 of the Securities Act of 1933, as amended

Relating to Preliminary Prospectus on Form F-1 dated January 15, 2026

Registration Statement File No. 333-292763

Proposed Nasdaq Ticker: EVON EvoNexus Group LTD Issuer Free Writing Prospectus dated January 23, 2026 Filed Pursuant to Rule 433 of the Securities Act of 1933, as amended Relating to Preliminary Prospectus on Form F - 1 dated January 15, 2026 Registration Statement File No. 333 - 292763 Investor Presentation January 2026

Free Writing Prospectus Statement This free writing prospectus relates to the proposed public offering of Class A Ordinary Shares (“Class A Ordinary Shares”) of EvoNexus Group LTD (“we”, “us”, or “our”) and highlights basic information about us and the offering . Because it is a summary, it does not contain all of the information that you should consider before investing in our Class A Ordinary Shares and should be read together with the Registration Statement on Form F - 1 (the “Registration Statement ”) we filed with the U . S . Securities and Exchange Commission (“the SEC”) for the offering to which this presentation relates and may be accessed through the following web link : https : //www . sec . gov/Archives/edgar/data/ 2075036 / 000118518526000177 /evonexusf 1011326 . htm The Registration Statement has not yet become effective . Before you invest, you should read the prospectus that forms a part of the Registration Statement (including the risk factors described therein) and other documents we have filed with the SEC in their entirety for more complete information about us and the offering . You may get these documents for free by visiting EDGAR on the SEC website at http : //www . sec . gov . Alternatively, we or our underwriter will arrange to send you the prospectus if you contact Kingswood Capital Partners, LLC at 7280 W Palmetto Park Rd . Suite 301 , Boca Raton, FL 33433 , or by calling + 1 - 561 - 961 - 0505 , or contact EvoNexus Group LTD via email : cs@evonexus . co . 2 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss.

Forward - Looking Statements This presentation contains forward - looking statements, all of which are subject to risks and uncertainties . Forward - looking statements give our current expectations or forecasts of future events . The forward - looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” of the prospectus forming a part of the Registration Statement . Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward - looking statements . You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this presentation . These statements are likely to address our growth strategy, financial results and product and development programs . You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward - looking statements . These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not . No forward - looking statement can be guaranteed and actual future results may vary materially . Factors that could cause actual results to differ from those discussed in the forward - looking statements include, but are not limited to : future financial and operating results, including revenues, income, expenditures, cash balances and other financial items ; our ability to execute our growth, expansion and acquisition strategies, including our ability to meet our goals ; current and future economic and political conditions ; our expectations regarding demand for and market acceptance of the Operating Entity’s products and services ; our expectations regarding the expansion of the Operating Entity’s client base ; the Operating Entity’s relationships with its business partners ; competition in our industries ; relevant government policies and regulations relating to our industries ; our capital requirements and our ability to raise any additional financing which we may require ; our ability to hire and retain qualified management personnel and key employees in order to develop the Operating Entity’s business ; overall industry and market performance ; and other assumptions described in this presentation underlying or relating to any forward - looking statements . We describe material risks, uncertainties and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors . ” We base our forward - looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made . We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward - looking statements . Accordingly, you should be careful about relying on any forward - looking statements . Except as required under the federal securities laws, we do not have any intention or obligation to update any forward - looking statements after the distribution of this presentation, whether as a result of new information, future events, changes in assumptions, or otherwise . INDUSTRY DATA AND FORECASTS This presentation contains certain data and information that we obtained from various government and private publications including industry data and information from Frost & Sullivan . Statistical data in these publications also include projections based on a number of assumptions . Our industries may not grow at the rate projected by market data, or at all . Failure of our industries to grow at the projected rate may have a material and adverse effect on the Operating Entity’s business and the market price of our Class A Ordinary Shares . In addition, the new and rapidly changing nature of our industries results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our industries . Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions . You should not place undue reliance on these forward - looking statements . See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. 3

Offering Summary Issuer EvoNexus Group LTD Securities Class A Ordinary Shares Offering Type Initial Public Offering Proposed Listing/Sym b ol Nasdaq Capital Market : EVON Securities Offered 3 , 750 , 000 Class A Ordinary Shares (or 4 , 312 , 500 Class A Ordinary Shares, assuming the underwriter exercises its over - allotment option in full) Offering Price $4.00 per Class A Ordinary Share* Use of Proceeds • Approximately 20% for research and development investment; • Approximately 30% for marketing and promotion; • Approximately 30% for team expansion; • Approximately 20% for potential acquisitions (as of the date of this presentation, we have not identified, or engaged in any mat erial discussions regarding any potential target). Underwriter Kingswood Capital Partners, LLC Shares Outstanding • 20 , 825 , 000 Class A Ordinary Shares and 14 , 175 , 000 Class B Ordinary Shares before the offering • 24 , 575 , 000 Class A Ordinary Shares (or 25 , 137 , 500 Class A Ordinary Shares, assuming the underwriter exercises its over - allotment option in full) and 14 , 175 , 000 Class B Ordinary Shares after the offering Gross Proceeds $15.00 million, or $17.25 million if the underwriter exercises its over - allotment option in full, based upon an assumed initial public offering price of $4.00 per s hare See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. 4 Note: The initial public offering price of the Class A Ordinary Shares is assumed at $4.00 per share.

02 Business Overview 03 Investment Highlights 04 Industry Overview 05 Growth Strategies 06 Financial Highlights Table of Contents See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Company Overview 01

We are principally engaged in providing a family of social and entertainment - focused mobile apps , designed to facilitate app users’ engagement with a global community, promote communication across languages and cultures, and foster the establishment of meaningful relationships . Note: * As of February 28, 2025. We aim to become a leading provider of social networking and interactive entertainment platforms . See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Advertising • Third parties who pay to advertise on the apps User recharge • App users who pay for the function of online chat and premium features in connection with their app usage Other • Third parties who engage us for app interface and graphic design services on a project - by - project basis 5.35M * Total Users 2.14M * Monthly Active Users (MAUs) 11.57M * FY2025 Revenue 545,313 * Paying Users 449,415 * Daily Active Users (DAUs) 3.67 * Ad Impressions per User (AIPU) Business Model Our Goal 6 Company Overview Operational Highlights

Corporate Structure



Coconut Bay Holdings LTD (1)
NovaTech Group Limited (2)
AegisTech Group Limited (3)
Lumiara Limited (4)
Minority Shareholders (5)
Public Investors
93.16%/92.02%
1.50%/1.48%
1.41%/1.39%
1.17%/1.16%
2.76%/2.73%
0%/1.22%
Pre-IPO%/Post-IPO%
EvoNexus Group LTD
Cayman Islands, 2025
100%
NebulaOrbit LTD
British Virgin Islands, 2025
100%
MOBCLICK TECHNOLOGY (HK) LIMITED
Hong Kong, 2019

Note: All percentages reflect the voting ownership interests instead of the equity interests held by each of our shareholders, given that each holder of Class B Ordinary Shares will be entitled to 20 votes per Class B Ordinary Share and each holder of Class A Ordinary Shares will be entitled to one vote per Class A Ordinary Share, assuming no exercise of the underwriters' over-allotment option.

(1) Represents 14,175,000 Class B Ordinary Shares indirectly held by Chong Li, our Director, Chairman of the Board of Directors, and Chief Executive Officer, the 100% beneficial owner of COCO.
(2) Represents 4,550,000 Class A Ordinary Shares indirectly held by Feidan Peng, the 100% beneficial owner of NovaTech Group Limited.
(3) Represents 4,287,500 Class A Ordinary Shares indirectly held by Yanfang Li, the 100% beneficial owner of AegisTech Group Limited.
(4) Represents 3,570,000 Class A Ordinary Shares indirectly held by Zhijiao Zhao, the 100% beneficial owner of Lumiara Limited.
(5) Represents 8,417,500 Class A Ordinary Shares held by six minority shareholders, each one of which holds less than 1% of our voting interests.

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

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Products and Services Profile Setup Smart Matching Connection Formation Interaction & Premium Features • Based on each users’ preferences, app usage, and interactive behaviors • Uses matching algorithms and AI to recommend potential connections • Enter personal information • Customize profile: location, interests, hobbies, values, relationship preferences, and personal characteristics • Both users show mutual interest • System establishes a connection • Unlock chat features: instant messaging, translation, audio & video - based communication tools • In - app purchases for advanced features (initiating voice/video calls, etc.) • Increase chances of meaningful connections Note: * As of January 15, 2026. See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. 8 • We provide, operate and maintain a family of social and entertainment - focused apps • Designed to enable users to seek, engage and facilitate relationships with a global community outside of mainland China • Users mainly in India & Brazil * • All apps are free to download from

Products and Services

1. Translation

- AI-powered machine translation technology enables text, audio and video translation and transcription.
- Helps app users connect with a global community of users seamlessly.
- Transcribe the text, audio or video content and translate it into a desired language, enabling cross-cultural communications and bridging language barriers.

2. Matching Algorithm & Artificial Intelligence

- Connect appropriate users and facilitate desired relationships based on customized metrics, such as location, interests, hobbies, values and preferences.
- The matching algorithm and AI recommend a pool of users for potential matches and update the pool based on user profiles, behaviors and past interactions, promoting personalized social experiences

3. Content Moderation

- Implements AI-powered intelligent data analysis, content moderation technologies and human review to help mitigate risks of user misbehavior.
- Utilizes third-party tooling to enhance automated review capabilities, screen user information, and monitor illegal content and inauthentic app usage.
- Encourages users to report inappropriate behavior or illegal content through in-app tools.
- User reports and complaints are processed by content moderation personnel.

4. Data Management

- Relies on third-party infrastructure to provide and operate its apps.
- Enters into data privacy agreements with such third party to manage the collection, usage and security of user data.
- Devised procedures and controls designed to protect the integrity of user data.

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

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See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. 10 Investment Highlights Extensive experience in social & entertainment apps Continuous investment in product innovation C ross - market operational expertise and professional knowledge Comprehensive content moderation with legal compliance 1 2 3 4

50.5% Advertising 42.9% User recharge 6.6% Other See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. • Commenced operation i n 2019 • Over five years of dedicated experience in providing social and entertainment - focused apps in international markets Business Model Revenue Breakdown for FY2025 Advertising • Third parties who pay to advertise on the apps User recharge • Paying users for chat and premium functions Other • Third parties who engage us for app interface and graphic design services on a project - by - project basis Note: Fiscal year ended February 28, 2025. 11 Our Operations Extensive Experience in Social & Entertainment Apps

12 Cross - market Operational Expertise & Professional knowledge Our management and personnel have cross - market operational expertise and professional knowledge of complex and evolving market environments See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Key Features Across Apps Audio & Video Communication o Most apps support audio/video communications, connection & matching, real - time translation Interest - Based Communities o Oriented toward interest - based communities Lite Version o Designed for low - spec devices or users with data constraints Dating Experience o Focusing on dating experience Audio Quality o Highlighting the sound quality of audio communications Pro Version o Offering broad functionalities, advanced filters, premium privileges for paying users

Development & Operation of Multiple Apps A diverse product portfolio that reduces dependence on a single app and mitigate operational risk The presence of multiple apps creates additional monetization channels, contributing to increased overall revenue Address diverse and niche user needs, thereby expanding the overall user base Tailored solutions allow for a more optimized user experience, which enhances the operating entity’s competitiveness in the market + Development Operation We are committed to continuous product improvements and innovation, aiming to address the diverse needs of app users while sustaining market competitiveness and product vitality. R&D expenses of $310,164 and $279,797 , an increase of 10.9% from FY2024 to FY2025 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. 13 Continuous Investment in Product Innovation Note: Fiscal year ended February 28/29.

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. 14 Comprehensive Content Moderation with Legal Compliance Algorithm Validation • Matching algorithm is validated through testing with historical data and user feedback to improve matching accuracy • Content moderation algorithm is supplemented with manual review to ensure accurate identification of violations Mitigate Algorithmic Hallucinations • Exercise strict control over the quality of data to improve authenticity and accuracy, reducing interference from irrelevant information • Conduct random manual checks of algorithm - generated content to correct potential errors or unsupported information Content Moderation Mechanisms Strong Compliance Commitment • Implemented technologies and engaged human review • Mitigate risks of user misbehavior • Dedicated to complying with applicable laws, regulations, and policies • Minimizing legal and reputational exposure due to noncompliance

Our Customers Note: *As of February 28, 2025. 15 India United States Brazil 2,140,070* • Number of users who engage with an app at least once during a monthly period Monthly Active Users (MAUs) 449,415* • Number of users who engage with an app at least once within a day Daily Active Users (DAUs) $9.70* • Revenue per thousand impressions Effective Cost per Mille ( eCPM ) 3.67* • Average number of ads viewed by each user Ad Impressions per User (AIPU) See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Key Operating Metrics Users Coverage

Sales and Marketing 16 Utilizes Multi - channel Marketing Programs to Promote the Business Marketing Programs • Purchase online advertising to increase the public awareness of the apps, such as launching advertising campaigns on online platforms and websites • Engage influencers and ambassadors to promote the apps • Designs the marketing programs based on understanding of the current market needs • Updates the marketing strategies on a regular basis • Maximize its reach and engagement with the targeted users Designing & Execution Promotional Programs • Discounts for first - time users • Rewards and incentives for users to learn how to use the apps See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss.

Industry Overview 1,827.7 2,479.5 3,302.1 0 500 1,000 1,500 2,000 2,500 3,000 3,500 2020 2024 2029E Million US$ Market Size of Global Video - based Social Networking Platform Market, 2020 - 2029E 2025E - 2029E 2020 - 2024 5.7% 7.9% CAGR 17 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Source: Frost & Sullivan.

Industry Overview See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Source: Frost & Sullivan. 18 Million US$ Market Size of Video - based Social Networking Platform Market in India, 2020 - 2029E 2025E - 2029E 2020 - 2024 4.6% 5.7% CAGR 40.4 50.5 62.1 0 20 40 60 80 2020 2024 2029E Million US$ Market Size of Video - based Social Networking Platform Market in Brazil, 2020 - 2029E 2025E - 2029E 2020 - 2024 4.4% 5.7% CAGR 23.7 29.6 37.1 0 20 40 60 2020 2024 2029E

Mr. Chong Li Director, Chairman of the Board of Directors, Chief Executive Officer ∙ Mr . Li has served as our Director, Chairman of the Board of Directors, and Chief Executive Officer since July 2025 . ∙ Mr . Li has served as the General Manager of Operations at our Operating Entity, where he is responsible for overseeing strategic planning and brand partnerships for short video social platforms since November 2019 . ∙ Mr . Li held the position of Operations Director at Beijing Sanhe Xingyuan Technology Co . , Ltd . , leading cross - platform operational strategies and optimizing the monetization of video content from September 2018 to November 2019 . ∙ Mr . Li was the Operations Manager at Shanghai Hexu Information Technology Co . , Ltd from June 2018 to September 2018 . ∙ Mr . Li obtained a Bachelor’s degree in Internet of Things Engineering from Henan University of Science and Technology in 2018 . Ms. Liu Liu Chief Financial Officer and Director ∙ Ms . Liu has served as our Chief Financial Officer and our Director since September 2025 . ∙ Ms . Liu joined our Operating Entity as the senior manager of the finance department, assisting with financial planning, financial reporting and operational finance, since December 2022 . ∙ Ms . Liu served as a senior manager at BDO China Shu Lun Pan CPAs, leading audits, financing planning and compliance projects from July 2015 to December 2022 . ∙ Ms . Liu received her Bachelor’s degree in Accounting from Shandong Technology and Business University in China . See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. 19 Management Team

Mr. Chong Li Director, Chairman of the Board of Directors, Chief Executive Officer ∙ Mr . Li has served as our Director, Chairman of the Board of Directors, and Chief Executive Officer since July 2025 . ∙ Mr . Li has served as the General Manager of Operations at our Operating Entity, where he is responsible for overseeing strategic planning and brand partnerships for short video social platforms since November 2019 . ∙ Mr . Li held the position of Operations Director at Beijing Sanhe Xingyuan Technology Co . , Ltd . , leading cross - platform operational strategies and optimizing the monetization of video content from September 2018 to November 2019 . ∙ Mr . Li obtained a Bachelor’s degree in Internet of Things Engineering from Henan University of Science and Technology in 2018 . Ms. Liu Liu Chief Financial Officer and Director ∙ Ms . Liu has served as our Chief Financial Officer and our Director since September 2025 . ∙ Ms . Liu joined our Operating Entity as the senior manager of the finance department, assisting with financial planning, financial reporting and operational finance, since December 2022 . ∙ Ms . Liu served as a senior manager at BDO China Shu Lun Pan CPAs, leading audits, financing planning and compliance projects from July 2015 to December 2022 . ∙ Ms . Liu received her Bachelor’s degree in Accounting from Shandong Technology and Business University in China . Mr. Zhenguo Wu Independent Director Appointee ∙ Mr . Wu has served as an Independent Director at WORK Medical Technology Group Ltd . (Nasdaq : WOK) since January 2025 . ∙ Mr . Wu co - founded Hubei Kunpeng Zhixing Technology Co . , Ltd . , where he currently holds the positions of Vice President, Chief Financial Officer, and Board Secretary in April 2025 . ∙ Mr . Wu served as Board Secretary at Qingdao Hongri Automotive Technology Co . , Ltd . , overseeing the company’s Nasdaq listing between January 2025 and April 2025 . ∙ Mr . Wu obtained a Master’s degree in law from East China University of Political Science and Law in 2013 and a Bachelor’s degree in English from Tangshan Normal University in 2010 . Mr. Yanxian Chen ∙ Mr . Chen is the Founder and Chief Executive Officer of Beijing Mingce Zhishu Technology Co . , Ltd . since 2019 , where he established a data - driven intelligent decision - making platform and spearheaded the development of various mobile products (C - end tools, B - end middle platform, and SaaS risk control solutions) . ∙ Mr . Chen served as the General Manager of the Business Division at Boneng Holdings Co . , Ltd . , where he developed financing platforms, integrated core data, and created receivables financial products from October 2018 to December 2019 . ∙ Mr . Chen holds a Master’s degree in Finance from University of California, Riverside in 2015 , and a Bachelor’s degree in Finance from Emergency Management University in 2013 . Mr. Lei Gu ∙ Mr . Gu is the Chief Executive Officer of Beijing Huofeng Interactive Technology Co . , Ltd . , focusing on mobile game and smart tool development, since December 2018 . ∙ Mr . Gu was a Senior Vice President at Beijing Huaqing Feiyang Network Co . , Ltd . (NEEQ : 834195 ), overseeing mobile game development and global distribution from January 2016 to December 2018 . ∙ Mr . Gu served as the Chief Technology Officer at Renren Inc . (now Moatable ) (NYSE : MTBL, formerly NYSE : RENN) from January 2005 to December 2014 . ∙ Mr . Gu completed his undergraduate and doctoral studies in the Department of Computer Science and Technology at Tsinghua University in 2008 . See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. 20 Independent Director Appointee Independent Director Appointee Board of Directors

Growth Strategies

Within the Next 3 Years

01 Grow App User Base

Focus on targeted geographic regions:

- India
- Brazil

02 Optimize Product Offerings

- Introduce new product features, such as virtual gatherings and online concerts within the apps
- Continue investing in product innovation and development, continuously optimizing technologies and strengthening technical infrastructure

Between 3 ~ 5 Years

03 Build Integrated Online Platforms

- Integrate social networking and entertainment
- Add monetization capabilities, such as enabling e-commerce functionality within the apps

04 Upgrade Social Networking Features

- Introduce features such as
  - Metaverse-based networking
  - Virtual social spaces for real-time avatar interactions

Note: As of January 15, 2026, the Operating Entity has not entered into any definitive agreements in connection with the above growth strategies.

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

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1,787,960 2,140,070 1,644,923 2,182,871 FY2024 FY2025 1H2025 1H2026 352,228 449,415 327,572 442,673 FY2024 FY2025 1H2025 1H2026 9.5 9.7 9.7 9.5 FY2024 FY2025 1H2025 1H2026 2.81 3.67 2.87 3.54 FY2024 FY2025 1H2025 1H2026 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Note: Fiscal year e nded February 28/29. Half year ended August 31. 19.7% 2.1% 30.6% 27.6% 22 Operational Highlights US$ Monthly Active Users (MAUs) Daily Active Users (DAUs) Effective Cost per Mille ( eCPM ) Ad Impressions per User (AIPU) 32.7% 35.1% 23.3%

50.5% 42.9% 6.6% 31.2% 68.8% 0.0% 40.0% 57.5% 2.5% 11.01 11.57 5.91 5.16 FY2024 FY2025 1H2025 1H2026 Million US$ Advertising Revenue User Recharge R evenue Others FY2024 FY2025 5.1% See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. 23 Financial Highlights Revenue Revenue Breakdown 1H2025 1H2026 Note: Fiscal year ended February 28/29. Half year ended August 31. 58.6% 41.0% 0.4%

9.30 10.28 5.10 4.39 FY2024 FY2025 1H2025 1H2026 Million US$ Gross Profit (0.59) 0.93 (0.005) 0.43 FY2024 FY2025 1H2025 1H2026 Million US$ Net ( L oss) Income 84.4% 88.8% Gross Margin % Note: Fiscal year ended February 28/29. Half year ended August 31. 10.6% See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. 24 Financial Highlights 86.3% 85.2%

Issuer: Email: cs@evonexus.co Tel: +852 69338460 Address: Unit 56 of Factory A on 5th Floor Union Hing Yip Factory Building , No. 20 Hing Yip Street Kwun Tong, Hong Kong EvoNexus Group LTD Underwriter: Email: lciervo @kingswoodus.com Tel: +1 - 561 - 961 - 0505 Address: 7280 W Palmetto Park Rd. Suite 301 Boca Raton, FL 33433 Kingswood Capital Partners, LLC Contact 25